SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
324,673


8. SHARED VOTING POWER
19,832


9. SOLE DISPOSITIVE POWER

670,285________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

670,285

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.55

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes Amendment No.1 to the Schedule 13D filed on January 30, 2004.Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
The filing person has filed an application and proposed notice pursuant to 12(d)(1)(J) of the Investment Company Act of 1940 for exemption from 12(d)(1)(A)(i) (see exhibits).

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per FRF's semi-annual report dated June 30, 2003 there were 12,072,000 shares of FRF outstanding. The percentage set forth in item 5a was derived using such number.

a) Mr. Goldstein is deemed to be the beneficial owner of 670,285 shares of FRF or 5.55% of the outstanding shares.

b)   Power to dispose of securities resides solely with Mr.
     Goldstein for 670,285 shares. Power to vote securities resides solely with Mr. Goldstein for 324,673 shares and jointly for 19,832 shares.

c) During the past 60 days the following shares of FRF were purchased (there were no sales):

2/25  5000 @ 7.8
3/2   2500 @ 7.81
3/12  300 @ 7.49
3/12  3000 @ 7.57
3/18  200 @ 7.28
4/7   1600 @ 8.18


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Request for Exemption
Exhibit 2: Request for Exemption Public Notice

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/20/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein



Exhibit 1: Shareholder Proposal
Opportunity Partners L.P.,
60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

April 6, 2004

Nadya B. Roytblat
Assistant Director
Office of Investment Company Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506

Application Pursuant to 12(d)(1)(J) of the Investment Company Act of 1940 (the "ICA"') For Exemption from 12(d)(1)(A)(i)

Dear Ms. Roytblat:

In letters dated August 9 and October 19, 1999 and in telephone conversations in late 1999 with staff members from your office relating to those letters, we discussed the possibility of applying for an exemptive order pursuant to 12(d)(1)(J) of the ICA to permit the Applicant, as herein defined, to acquire the voting stock of any registered closed-end investment company ("closed-end fund") in excess of the 3% limit imposed by 12(d)(1)(A)(i) of the ICA. In a letter dated December 8, 1999 (the "Staff Letter"), you invited us to file a formal application.1 For various reasons, we did not file an application.2 We are now filing this application to permit the Applicant to acquire an unlimited number of shares of The France Growth Fund, Inc. (the "Fund").3 To the extent that the issues raised in the Staff Letter are relevant to this application, we address them below.

Because we can see no reason to treat the Applicant differently than investors that are not subject to 12d(1)(A)(i), Opportunity Partners L.P. (the "Partnership"), a company that is excluded from the definition of "investment company" by 3(c)(1) of the ICA (a "3(c)(1) issuer"), on behalf of itself and any 3(c)(1) issuers managed by or that may in the future be formed and/or managed by the Partnership's general partner, Kimball & Winthrop, Inc. (the "General Partner") or any affiliate of the undersigned (collectively, the "Applicant") hereby applies to the Commission for an order pursuant to 12(d)(1)(J) of the ICA to exempt the Applicant from the 3% limitation imposed by 12d(1)(A)(i) relating to the purchase or acquisition of the voting stock of the Fund.

We believe the staff of the Division of Investment Management is conflicted with respect to this application because, as set forth below in Section III(A), it authored a misleading study that served as a basis for the flawed legislation from which we are seeking relief. Therefore, we request that a hearing be held as soon as possible at which any interested person can present arguments and evidence relating to our application. If a hearing is not scheduled within a reasonable period of time, we intend to seek a court order pursuant to the Administrative Procedure Act (5 U.S.C. 702)4 to compel the Commission to hold a hearing or to issue the requested order. Under the APA, a reviewing court is directed to "compel agency action unlawfully withheld or unreasonably delayed; and hold unlawful and set aside agency action, findings, and conclusions found to be . . . arbitrary, capricious, an abuse of discretion, or otherwise not in accordance with law . . . or unsupported by substantial evidence." 5 U.S.C. 706.

As set forth more fully below, we believe that (1) the requested order is consistent with the public interest and the protection of investors and (2) Congress did not intend to limit the acquisition of the shares of closed-end funds by 3(c)(1) issuers.

I. The Partnership5

The Partnership is a 3(c)(1) issuer because its outstanding securities are beneficially owned by not more than 100 persons and it is not making nor does it intend to make a public offering of its securities.

The Partnership is an investment vehicle for sophisticated investors. Its objective is to outperform the stock market averages over the long term without incurring excessive short term risk. From its inception on December 1, 1992 through December 31, 2003, the Partnership's limited partners have earned a net annual return of more than 16% (vs. about 11% for the S&P 500 index) and the Partnership has been profitable every year. Currently, the Partnership has net assets of approximately $66 million.

The General Partner manages the Partnership's business and affairs and is allocated 20% of the Partnership's net income subject to a "high water mark"6 Most of the investors in the Partnership are high net worth individuals or their affiliates, i.e., accredited investors. Upon thirty days notice, a partner may redeem all or part its interest in the Partnership at the end of each quarter. The General Partner may elect to make redemptions in kind but has never done so. The Partnership may use leverage to pursue its investment strategies and has done so from time to time but only modestly by borrowing money in one or more margin accounts.

The Partnership invests in closed-end funds because (1) they provide diversification, (2) some closed-end funds can be purchased at a discount to net asset value ("NAV"), (3) there are actions that management of a closed-end fund can take to address a persistent discount to NAV, (4) the Partnership believes it (and all shareholders of such a fund) will benefit if such actions are taken, and (5) the Partnership may be able to influence management to take such actions. The Partnership is not limited as to the types of closed-end funds in which it may invest. While the Partnership has never invested in debt or preferred stock issued by closed-end funds, it may do so in the future. Approximately 70% of the Partnership's assets are currently invested in closed-end funds but this percentage may be higher or lower in the future and is determined solely by the General Partner. The Applicant requests the ability to acquire as many shares of the Fund as it deems to be consistent with its fiduciary duty to its investors.

II. The Fund

The Fund is a diversified closed-end fund whose shares trade on the New York Stock Exchange. Its investment objective is long-term capital appreciation through investments primarily in French equity securities and to a lesser extent in French debt securities, unlisted French equity and debt securities and certain publicly traded equity and debt securities issued by non-French Western European issuers. Since October 21, 2002, the Fund has been internally managed by Pierre Daviron, a member of its board of directors. Prior to October 21, 2002, Credit Agricole Asset Management U.S. Advisory Services served as the Fund's investment advisor.
Since 2000, the Fund's board of directors has been at odds with shareholders and has been unresponsive to their clearly expressed desire to be afforded an opportunity to realize net asset value. At the Fund's 2000 annual meeting, a proposal to open-end the Fund was approved by a margin of 69% to 31%. At the 2002 meeting, stockholders approved a proposal to expedite the process to ensure that the Fund's shares trade at net asset value.7 Finally, at the 2003 annual meeting, stockholders approved yet another discount related proposal, this time to liquidate the Fund by a vote of 5,549,954 to 2,453,985.8 Notably, to resolve a dispute with certain directors, Bankgesellschaft Berlin (the "Bank"), a German bank that currently controls four seats on the Fund's eleven member board, entered into an agreement with the Fund to vote its 1,985,805 shares against the liquidation proposal. Thus, at the 2003 meeting, non-Bank stockholders voted 5,549,954 to 468,180 (or about 12 to 1) to liquidate the Fund. The board has not implemented any of the three precatory proposals approved by stockholders to close the discount.
Since the 2003 annual meeting, the Bank has purchased additional shares of the Fund. In its most recent Schedule 13-D filing of September 23, 2003, the Bank states that it owns 2,790,105 shares representing 23.1% of the Fund's outstanding shares. In addition to the Bank, a number of institutional investors have reported sizeable stakes in the Fund: Karpus Investment Management (5.1%;
Schedule 13D/A, March 9, 2004 ); Wachovia Corporation (7.7%;
Schedule 13G, February 11, 2004), Lazard Asset Management LLC (6.8%; Schedule 13G/A, February 13, 2004); Cargill Financial Markets PLC (3.2%; Schedule 13G/A, February 12, 2003); President and Fellows of Harvard College (4.1%; Schedule 13G, October 9,
2003); Deutsche Bank AG (8.6%; Schedule 13G/A, February 13, 2004) and the undersigned, Phillip Goldstein (5.4%; Schedule 13D, January 30, 2004).
 III. Analysis
  A. The legislative history of 12(d)(1)(A)(i) suggests that it is not intended to limit the acquisition of the shares of a closed-end fund by a 3(c)(1) issuer.
To the best of our knowledge, there is no evidence that a 3(c)(1) issuer is more likely than other investors to engage in harmful or abusive practices if it acquires more than 3% of the shares of a closed-end fund. This likely explains why the ICA placed substantially no limit on the ability of a 3(c)(1) issuer to acquire shares of a closed-end fund until 1996. A historical overview of 12(d)(1) is provided in Commission Release No. 33-8297, Proposed Rules to Permit Certain "Fund of Funds" Arrangements (October 3, 2003). As set forth therein (footnotes omitted):

     Today, the federal securities laws restrict substantially the ability of a fund to invest in shares of other funds. Before the enactment of the Investment Company Act in 1940, however, a fund was free to purchase an unlimited number of shares of another fund. These "fund of funds" arrangements yielded numerous abuses, which were catalogued in the Commission's study of funds that preceded the Act ("Investment Trust Study").

     Using a relatively small amount of money, individuals could acquire control of a fund and use its assets to acquire control of the assets of another fund, which, in turn, could use its assets to control a third fund. As a result, a few individuals effectively could control millions of dollars in shareholder assets invested in various acquired funds. These "pyramiding" schemes were used to enrich the individuals at the expense of fund shareholders in a number of ways. In some cases, controlling individuals caused the acquired funds to purchase securities in companies in which the individuals had an interest. In other cases, these individuals caused funds to direct underwriting and brokerage business to broker-dealers they controlled-often on terms favorable to the broker-dealer. Controlling persons also profited when fund shareholders paid excessive charges due to duplicative fees at the acquiring and acquired fund levels.

     The complex structures that resulted from pyramiding created additional problems for shareholders. These structures permitted acquiring funds to circumvent investment restrictions and limitations, and made it impossible for shareholders to understand who really controlled the fund or the true value of their investments. A fund shareholder might know that he owned shares in a fund that invested in equity securities of large companies without understanding that the large companies were large funds that exposed him to substantial risks associated with smaller issuers, foreign currencies, or interest rates.

     In response to these findings in the Investment Trust Study, Congress included in the Act a provision designed to restrict fund of funds arrangements. As originally enacted, section 12(d)(1) prohibited a registered investment company (and any companies it controlled) from purchasing more than five percent of the outstanding shares of any fund that concentrated its investments in a particular industry, or more than three percent of the shares of any other type of fund.

     Section 12(d)(1) proved flawed, however, because it did not prevent unregistered investment companies from acquiring the securities of registered funds. In the 1960s, Fund of Funds, Ltd., an unregistered fund operated in Geneva, Switzerland, began to exploit that flaw by marketing to members of the U.S. military stationed overseas shares of foreign investment companies that had controlling interests in several registered U.S. funds. Fund of Funds, Ltd. engaged in many of the abusive activities identified in the Investment Trust Study. These included charging duplicative advisory fees at the acquiring and acquired fund levels, providing sales loads to an affiliated broker for each investment the acquiring fund made in an acquired fund, and directing brokerage business to an affiliate of the fund of funds (which then rebated half the commission). In addition, Fund of Funds, Ltd. could exert undue influence on the management of acquired funds by threatening advisers to those funds with large redemptions.

     In 1970, Congress revisited section 12(d)(1) of the Act. Among other things, it tightened the restrictions on funds of funds and extended them to unregistered funds that invest in registered funds. Today, funds are subject to two sets of prohibitions. First, section 12(d)(1)(A) prohibits a registered fund (and companies or funds it controls) from -

          Acquiring more than three percent of a fund's voting securities;

          Investing more than five percent of its total assets in any one acquired fund; or

          Investing more than ten percent of its total assets in all acquired funds.

     Second, section 12(d)(1)(B) prohibits a registered open-end fund from selling securities to any fund (including unregistered funds) if, after the sale, the acquiring fund would -

          Together with companies and funds it controls, own more than three percent of the acquired fund's voting securities; or

          Together with other funds (and companies they control) own more than ten percent of the acquired fund's voting securities.

     By limiting the sale of registered fund shares to other funds, section 12(d)(1)(B) prevents the creation of a fund of registered funds regardless of the limitations of U.S. law to regulate the activities of foreign funds, such as Fund of Funds, Ltd. Together, these two provisions of section 12(d)(1) have proven quite effective in putting a stop to the abusive practices that characterized previous fund of funds arrangements.

In 1992, the Commission proposed amending the ICA "to require that all 3(c)(1) issuers be subject to 12(d)(1)'s restriction governing the purchase of registered investment companies."9 Specifically, the Commission recommended inserting the italicized sentence after the first sentence of 3(c)(1):

     Any issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than one hundred persons and which is not making and does not presently propose to make a public offering of its securities. Such issuer nevertheless is deemed to be an investment company for purposes of the limitations set forth in section 12(d)(1) governing the purchase or other acquisition by such issuer of any security issued by any registered investment company, and the sale of any security issued by any registered open-end investment company to any such issuer.10

However, the 1992 Study was flawed because it failed to cite any examples of actual abuses to justify a broad restriction on the acquisition of stakes in registered investment companies by 3(c)(1) issuers. In support of the recommended legislation, it offered little more than speculation:

     The Division believes . . . that limitations on the ability of all section 3(c)(1) issuers to invest in registered investment companies are necessary to protect the public stockholders of registered investment companies. Private issuers, excepted from regulation under the Act, could acquire controlling interests and exert undue influence over registered finds, disrupting their portfolio management through the threat of redemption.

Consequently, Congress did not enact the broad legislation recommended by the Commission as part of the NSMIA amendments to the ICA. Instead, it adopted narrow legislation to address the only concern articulated in the 1992 Study, the potential disruption of large-scale redemptions,11 by inserting the following sentence in 3(c)(1) in lieu of the sentence proposed in the 1992 Study:

     Such issuer shall be deemed to be an investment company for purposes of the limitations set forth in subparagraphs
     (A)(i) and (B)(i) of section 12(d)(1) governing the purchase or other acquisition by such issuer of any security issued by any registered investment company and the sale of any security issued by any registered open-end investment company to any such issuer.

There is no evidence that Congress was aware of another flaw in the 1992 Study -- the failure to distinguish between acquisitions of open-end funds and acquisitions of closed-end funds. Thus, the 1992 Study did not recommend barring all institutional investors from acquiring more than 3% of a fund because "[w]hile similar concerns are manifested whenever large institutional security holders threaten to redeem, the threat is compounded when the redeeming security holder is an investment company that must in turn meet its own redemption requests."12 However, it failed to note that a closed-end fund does not permit redemptions. Had the Commission brought this distinction to the attention of Congress, it is unlikely that Congress would have restricted the ability of 3(c)(1) issuers to acquire the shares of closed-end funds.13

Given (1) the 1992 Report's flawed analysis, (2) the fact that from 1992-1996, the Commission and Congress were focused on concerns about open-end funds (because they had become the predominant form of mutual fund), (3) the lack of evidence of disproportionate abuse stemming from the acquisition of shares of closed-end funds by 3(c)(1) issuers, and (4) the lack of evidence that either the Commission or Congress had any concerns about such acquisitions,14 it is probable that Congress did not give any thought to closed-end funds in amending 3(c)(1) in 1996 and only intended to limit acquisitions of open-end funds.

Had Congress had concerns about large acquisitions of closed-end funds by 3(c)(1) issuers, it would not have closed one loophole by subjecting them to 12(d)(1)(A)(i) while leaving open a much more serious loophole, i.e., 12(d)(1)(C)15 which continues to allow a group of affiliated 3(c)(1) issuers to acquire an unlimited number of shares of a closed-end fund. The Commission's recommended language would have deemed a 3(c)(1) issuer to be an investment company for purposes of the limitations set forth in both 12(d)(1)(C) and 12(d)(1)(A)(i).
The fact that Congress did not make any changes relating to 12(d)(1)(C) is compelling circumstantial evidence that it only intended to limit acquisitions of the shares of open-end funds by 3(c)(1) issuers -- not closed-end funds.16

  B. The requested relief is consistent with the policies and purposes underlying 12(d)(1)(A)(i).

With respect to the requested relief, the only possible public policy concerns underlying the limits in 12(d)(1)(A)(i) are undue influence and complex pyramid structures.17

We believe the requested relief is consistent with the public interest and the protection of investors. It is in the public interest that the securities markets be as efficient as possible. Artificial barriers to unfettered competition or discriminatory policies against any class of investors are therefore contrary to the public interest unless they serve a public purpose. As set forth below, limiting the Partnership's acquisitions of the Fund's shares serves no valid public purpose. Therefore, it is in the public interest to remove that limitation.18

The Staff Letter notes that "most of the concerns raised by the Commission about fund of fund structures in the study that led to the adoption of the Act involved abuses by funds of funds that
invested in closed-end funds."   However, those abuses ended in
1940 as a result of provisions of the ICA that barred closed-end funds from using excessive leverage and from entering into self-dealing transactions with affiliated persons. We have thoroughly reviewed the relevant portion of the Report of the SEC on Investment Trusts and Investment Companies (pt.2, ch.7, H.R. Doc. No. 136, 77th Cong., 1st Sess. 2721-2795 (1941)) and conclude that nothing akin to the abuses described in that document would be more likely to occur if the requested order is issued. Finally, putting aside the question of whether the staff's concerns about undue influence19 and disruption of a fund's portfolio management are valid, those concerns should not be any greater if the acquirer is a 3(c)(1) issuer as opposed to another large investor.20 Therefore, a discriminatory policy against the Partnership simply because it is a 3(c)(1) issuer is inequitable and unjustifiable.

The Staff Letter also expresses concern about the possibility of the Partnership using its influence as a stockholder of a closed-end fund to achieve an open-ending or liquidation and questioned whether that could be characterized as "undue influence":

     As [your letter] discusses in detail, the Partnership has exercised and would continue to exercise influence over the management and structure of a closed-end fund in which it invests. Whereas [your letter] views this as a positive and constructive influence, others might view it as undue influence and as disruptive to the portfolio management of the closed-end fund. For example, the letter discusses instances in which closed-end funds were liquidated or open-ended. We note that many investors perceive the closed-end fund, even though it may trade at a discount to net asset value, as an important investment vehicle that can accommodate a less liquid portfolio or provide access to a particular market. A liquidation or open-ending of a closed-end fund, therefore, may not be viewed as a positive outcome by such investors.21

The concern is baseless for two reasons. First, pursuing the open-ending or liquidation of a closed-end fund has nothing to do with "undue influence" as the term is used in Sequoia, i.e., influence used by an affiliated person to obtain a disparate economic benefit, e.g., a benefit like those mentioned in Release No. 33-8297 or the Investment Trust Study. Secondly, every stockholder has the right to initiate a proxy contest to pursue open-ending or liquidation. It is improper for the staff to suggest that that might be a negative factor in determining whether or not to support our application. It is also improper to imply that the possibility that we might be more likely to achieve these policy goals if our application were granted might be a negative factor. In SEC Release No. 34-31326 (October 16,
1992), the Commission emphasized that "the desirability of a particular initiative subject to a shareholder vote is by its nature judgmental. As to such opinions, there typically is not a `correct' viewpoint." It is inevitable that "many investors" will be disappointed by the outcome of a vote on a controversial policy proposal but that does not imply that any "undue influence" was used. As noted above, at the Fund's 2003 annual meeting, stockholders approved a proposal to liquidate the Fund by a vote of 5,549,954 to 2,453,985. Obviously, "many investors" voted against liquidation but "many investors" (owning many more shares) voted for it. In sum, the possible liquidation of the Fund is not a matter that should concern the staff and it would not be advisable to oppose our application because of its opinion that liquidation is not a "correct" policy for the Fund.

A complex pyramid structure presents three potential concerns:
(1) an acquiring fund could circumvent investment restrictions and limitations; (2) investors in an acquired fund might find it hard to understand who really controls the fund; or (3) investors in an acquiring fund might find it difficult or impossible to determine the true value of their investments. None of these concerns is present here because none of the investors in the Partnership is a registered investment company and there are no arrangements between the Partnership and any registered fund. In essence, there is no "structure" to speak of, let alone a complicated pyramid structure.

  C.   Conclusion

For the reasons presented above, the Applicant requests that the Division staff support an order to exempt it from the 3% limitation specified in 12d(1)(A)(i) relating to the purchase or acquisition of the voting stock of the Fund. In addition, the Applicant requests that a hearing be held as soon as possible at which all interested persons can present arguments and evidence relating to this application.
                             * * * *
In accordance with Rule 0-2, enclosed are four additional copies of this application and a proposed notice. Please contact the undersigned at (914) 747-5262 if you have any questions.

                              Very truly yours,


                              Phillip Goldstein
                              President
                              Kimball & Winthrop, Inc.
                              General Partner


Exhibit 2
               SECURITIES AND EXCHANGE COMMISSION

         [Investment Company Act Release No. ---------]

    Opportunity Partners L.P., et al.; Notice of Application

Date: April --, 2004

Agency: Securities and Exchange Commission ("Commission")

Action: Notice of an application pursuant to 12(d)(1)(J) of the Investment Company Act of 1940 ("ICA") for an exemption from 12(d)(1)(A)(i) to permit the Applicant to acquire more than 3% of the outstanding shares of The France Growth Fund, Inc. (the "Fund").

Applicant: Opportunity Partners L. P. (the "Partnership"), a company that is excluded from the definition of "investment company" by 3(c)(1) of the ICA (a "3(c)(l) issuer"), and any 3(c)(l) issuers managed by or that may in the future be formed and/or managed by the Partnership's general partner, Kimball & Winthrop, Inc. (the "General Partner") or any affiliate of Phillip Goldstein, president of the General Partner.

Filing Date: The application was filed on or about April 9, 2004.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. The Applicant has requested a hearing and other interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request. Hearing requests should be received by the Commission by ------------. Persons who wish to be notified of a hearing may request notification by the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 450
Fifth Street, N.W., Washington, D.C. 20549-0609; Applicant,
Opportunity Partners L.P., 60 Heritage drive, Pleasantville, NY
10570, Attention: Phillip Goldstein

For Further Information Contact: Nadya B. Roytblat, Assistant
Director, Office of Investment Company Regulation, (202) 942-
0693.

Supplementary Information: The following is a summary of the application. The complete application may he obtained for a fee at the Commission's Public Reference Branch, 450 Fifth Street, N.W., Washington, D.C. 20549-0102, (202) 942-8090. Also, the
complete application is an exhibit to Schedule 13D/A filed on or about April 16, 2004 by the Applicant and available on the Commission's website, http://www.sec.gov.




Applicant's Representations:

   1. The Partnership is a 3(c)(l) issuer because its outstanding securities are beneficially owned by not more than 100 persons and it is not making nor does it intend to make a public offering of its securities.

   2. The Fund is a registered closed-end investment company ("closed-end fund") whose shares trade on the New York Stock Exchange. Its investment objective is long-term capital appreciation through investments primarily in French equity securities and to a lesser extent in French debt securities, unlisted French equity and debt securities and certain publicly traded equity and debt securities issued by non-French Western European issuers.

Applicant's Legal Analysis:

   A. Congress did not intend to limit the acquisition of the shares of closed-end funds by 3(c)(l) issuers.

   1. 12(d)(1)(A)(i) of the ICA prohibits an investment company from acquiring more than 3% of the voting stock of any registered investment company.

   2. Under 3(c)(1) of the ICA, a 3(c)(1) issuer is not an investment company.

   3. In 1992, the Commission proposed that Congress amend the ICA "to require that all 3(c)(l) issuers be subject to 12(d)(1)'s restriction governing the purchase of registered investment companies" in order to prevent 3(c)(1) issuers from "exert[ing] undue influence over registered funds, disrupting their portfolio management through the threat of redemption."22 The 1992 Study was flawed because it failed to distinguish between open-end funds and closed-end funds and to note that closed-end funds do not permit redemptions.

   4. As part of the National Securities Markets Improvement Act of 1996 ("NSMIA"), Congress adopted legislation deeming 3(c)(l)
     issuers to be investment companies for purpose of being subject to the 3% limitation on the acquisition of the shares of all registered investment companies set forth in 12(d)(1)(A)(i).

   5. The Applicant believes that (a) Congress adopted the NSMIA legislation subjecting all 3(c)(l) issuers to the 3% limitation on the acquisition of the shares of registered investment companies set forth in 12(d)(1)(A)(i) in reliance on the Commission's flawed 1992 Study and (b) there is substantial evidence that Congress did not intend to restrict the ability of 3(c)(1) issuers to acquire the shares of closed-end funds.
   B. The requested relief is consistent with the policies and purposes underlying 12(d)(1)(A)(i).

  1. The Applicant states that 12(d)(1)(J) provides that the commission may exempt persons or transactions from any provision of 12(d)(1) if and to the extent such exemption is consistent with the public interest and the protection of investors.

  2. The Applicant states that it is in the public interest and required by the "equal protection of the laws" provision of the fourteenth amendment to the Constitution to exempt an investor from any provision of the ICA that discriminates against a class of investors to which that investor belongs unless there is substantial evidence that an investor in the class is more likely than other investors to engage in activities that are detrimental to the public interest.23

  3. The Applicant states that it believes the only public policy concern underlying the
     3% limitation set forth in l2(d)(l)(A)(i) with respect to the acquisition of the Fund's shares by 3(c)(1) issuers is undue influence on the Fund's managment.

  4. The Applicant states that the term, "undue influence" is influence used to obtain a disparate economic benefit from the Fund.

  5. The Applicant believes that there is no evidence that a 3(c)(1) issuer will be more likely to exercise undue influence to obtain a disparate economic benefit from the Fund than other investors who are not subject to the 3% limitation set forth in l2(d)(l)(A)(i) with respect to the acquisition of the Fund's shares.

  6. The Applicant concludes that restricting 3(c)(1) issuers including the Applicant from purchasing more than 3% of the Fund's shares constitutes inequitable and unconstitutional discrimination against 3(c)(l) issuers. Therefore, the Applicant should be exempt from such restriction.

By the Commission, by the Division of Investment Management, under delegated authority.


                            Jonathan G. Katz
                            Secretary



_______________________________
1 Copies of the referenced letters are enclosed.
2One reason is the hostile tone of the Staff Letter. Another is our belief that Congress did not intend 12(d)(1)(J) to be a basis for the exemptive relief we would have sought. Congress adopted 12(d)(1)(J) as part of the National Securities Markets Improvement Act of 1996 ("NSMIA"). The House Report accompanying NSMIA, (H.R. Rep. No. 622, 104th Cong., 2d Sess. (1996) ("H.R.
Rep. No. 622")) explained how the Committee on Commerce expected 12(d)(1)(J) to operate:

     This section adds a new subparagraph (J) to Section 12(d)(1) that gives the Commission the additional authority to exempt any person, security or transaction from Section12(d)(1) of the Investment Company Act. The Commission currently has authority under Section 6(c) of the Act to exempt investment companies from Section 12(d)(1). The new subparagraph makes explicit the authority of the Commission to grant exemptions for funds of funds that might not meet the conditions of new subparagraph 12(d)(1)(G), for example, fund of fund arrangements that involve investment companies that are not part of the same group of investment companies, or fund of funds arrangements that involve a group of investment companies but do not satisfy other conditions of new subparagraph (G). The Committee notes that many investment company fund complexes may not include a sufficient number or variety of fund types to permit the creation of a workable affiliated fund of funds. The Committee intends the rulemaking and exemptive authority in new Section12(d)(1)(J) to be used by the Commission so that the benefits of funds are not limited only to investors in the largest fund complexes, but, in appropriate circumstances, are available to investors through a variety of different types and sizes of investment company complexes.
     The Committee expects that the Commission will use this authority to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time. In exercising the exemptive authority, the Commission shall also consider factors that relate to the protection of investors. These factors may include the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act's restrictions against investment companies investing in other investment companies are not repeated.
The relief we would have sought is not related to the goal of bringing "the benefits of funds . . . to investors" nor to the evolution of "the fund of funds concept." Rather, we merely sought to affirm the pre-NSMIA right of 3(c)(1) issuers to acquire shares of a closed-end fund without limitation.
Therefore, it seemed inappropriate to seek an exemptive order pursuant to 12(d)(1)(J).
3 On October 20, 2003, we requested a no-action letter from the staff of the Division of Investment Management advising us that it would not recommend enforcement action to the Commission if the Partnership acquired more than 3% of the Fund's shares. On November 20, 2003, Elizabeth Osterman, Assistant Chief Counsel of the Division, told us that she would not provide such a letter and that we would need an exemptive order to obtain the relief we desired.
4 "A person suffering legal wrong because of agency action, or adversely affected or aggrieved by agency action within the meaning of a relevant statute, is entitled to judicial review thereof. An action in a court of the United States seeking relief other than money damages and stating a claim that an agency or an officer or employee thereof acted or failed to act in an official capacity or under color of legal authority shall not be dismissed nor relief therein be denied on the ground that it is against the United States or that the United States is an indispensable party. The United States may be named as a defendant in any such action, and a judgment or decree may be entered against the United States: Provided, That any mandatory or injunctive decree shall specify the Federal officer or officers (by name or by title), and their successors in office, personally responsible for compliance. Nothing herein (1) affects other limitations on judicial review or the power or duty of the court to dismiss any action or deny relief on any other appropriate legal or equitable ground; or (2) confers authority to grant relief if any other statute that grants consent to suit expressly or impliedly forbids the relief which is sought."
5 The information in this section is provided in response to the Staff Letter. However, we believe that substantially all of the requested information is irrelevant to the merits of this application.
6 In the event The Partnership incurs a loss in a quarter, the "high water mark" provision prohibits the General Partner from receiving its 20% allocation of the Partnership's net income until the loss is recouped.
7 For the same 2002 meeting, the board conducted an extensive and expensive proxy solicitation campaign to obtain stockholder approval of a series of proposals to (1) radically alter the Fund's objective by transforming it into a pan-European fund of hedge funds and (2) increase the management fee by 125%. We solicited proxies against these proposals. The Fund's management offered (a) the undersigned a board seat and (b) to conduct a self-tender offer if the proposals were approved. We rejected the offer and the stockholders did not approve the proposals.
8 As of March 31, 2003, the record date for the 2003 annual meeting, 12,072,000 shares of common stock of the Fund were outstanding.
9 Protecting Investors: A Half Century of Investment Company Regulation (1992) ("1992 Study")
10 id.
11 id.
12 Footnote 23 of Chapter 3 of the 1992 Study
13 Neither the 1992 Study nor H.R. Rep. No. 622 articulates any reason to limit such acquisitions.
14 id.
15 "It shall be unlawful for any investment company (the "acquiring company") and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company."
16 The Staff Letter argues that 12(d)(1)(C) is evidence of Congress' concern with "the acquisition of closed-end funds."
With respect to 3(c)(1) issuers, that is at best wishful thinking; at worst, it distorts Congress's position because 12(d)(1)(C) has never applied to acquisitions of closed-end funds by 3(c)(1) issuers and, as noted, Congress rejected the Commission's recommendation to restrict the ability of a group of affiliated 3(c)(1) issuers to acquire an unlimited number of shares of a closed-end fund.
17 Two other concerns addressed by various provisions of 12(d)(1), layering of fees and the possibility of large-scale redemptions are not relevant to our application. First, 12(d)(1)(A)(i) is the only subparagraph from which we are seeking relief and it is not concerned with layering of fees. Second, as noted, the Fund is a closed-end fund and thus does not make redemptions.
18 The Commission has recognized that unnecessary regulation can be harmful to investors. In Release No. 34-31326 (1992), the Commission adopted a number of material changes to the proxy rules "to reduce [the] burdens [of] unnecessary regulatory impediments to communication among shareholders and others and to the effective use of shareholder voting rights." The Commission unequivocally admitted therein that the "demonstrated effect of the current [proxy and disclosure] rules is contrary to Congress's intent that the rules assure fair, and effective stockholder suffrage [and to some extent] may in fact run exactly contrary to the best interest of stockholders." (Emphasis added) 19 The Staff Letter did not define "undue influence" but we infer from it that the staff believes the term may apply if a shareholder seeks to bring about a structural change to a closed-end fund like open-ending or liquidating it. By contrast, In In the Matter of Sequoia Partners L.P., Investment Company Act Release No. 20644 (Oct. 20, 1994) 57 SEC Docket 2251, the Commission stated that "Section 17(d) of the Act was designed to prevent affiliated persons from exerting undue influence over investment companies by causing them to engage in transactions that confer disparate benefits on such persons." (Emphasis added) Webster's Revised Unabridged Dictionary (1998) defines "undue influence" as "any improper or wrongful constraint, machination, or urgency of persuasion, by which one's will is overcome and he is induced to do or forbear an act which he would not do, or would do, if left to act freely." The concept of "undue influence" arises most often in the context of contesting a will. In Testamentary Capacity and Undue Influence: When is Mom Able to Execute a Valid Will? (2001), Chadwick Allen Harp writes:
     Undue Influence is one of the most "bothersome" concepts in the law, mainly because it cannot be precisely defined. Nevertheless, courts have, of course, had to grapple with this concept and have attempted to arrive at a definition that is both logical and practical. For example, the following have been proposed:
     1. The test of undue influence is whether such control was exercised over the mind of the testator so as to overcome his free agency and free will and to substitute the will of another so as to cause the testator to do what he would not otherwise have done but for such control.
     2. To constitute undue influence sufficient to avoid a will, there must be imprisonment of the body or mind, frauds or threats of misrepresentations, or circumstances of inordinate flattery, or physical or moral coercion, to such a degree as to prejudice the mind of the testator, or destroy his free agency, or to operate as a present restraint upon him in the making of the will.
     In other words, and simply put, undue influence is concerned with the testator's ability to make a will that is a reflection of the testator's own choice and desires.
In other contexts, a definition of "undue influence" is at least as slippery. However, we submit that the following three-part test should be satisfied to support a discriminatory purchase restriction on a class of investors based on concern about undue influence: (1) there is reason to believe the class is likely to seek an economic benefit that will not be shared pro rata by all other stockholders, e.g., to become the fund's investment advisor; (2) coercion must be possible, e.g., a threat of large-scale redemptions of shares of an open-end fund; and (3) there must be a evidence that the class will utilize such coercion more readily than other investors , i.e., there must be no irrational discrimination among investors. We believe none of these conditions are more likely to be satisfied if the Partnership or any 3(c)(1) issuer acquires more than 3% of the Fund's shares. 20Moreover, the possibility that the Partnership could exercise undue influence or disrupt the Fund's portfolio management to the detriment of the Fund's stockholders is remote, if not ludicrous, in light of (1) the Fund's sophisticated stockholder base and (2) the fact that the stockholders have already voted three times to "disrupt" the Fund's portfolio management by open-ending or liquidating the Fund.
21 For another view, see Squeezing the discount out of closed-end funds by John Waggoner, USA Today, March 26, 2004. ("[A]nyone who owns shares of a heavily discounted closed-end fund would benefit if the discount were to narrow or go away entirely")
22 Protecting Investors: A Half Century of Investment Company Regulation (1992) ("1992 Study")

  23 Barbier v. Connolly, 113 U.S. 27, 5 Sup. Ct. 357, ("Class legislation, discriminating against some and favoring others, is prohibited.")